

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Gary Simanson
President, Chief Executive Officer and Director
Thunder Bridge Capital Partners, Inc.
9912 Georgetown Pike, Suite D203
Great Falls, Virginia 22066

  Re: Thunder Bridge Capital Partners, Inc.
   Registration Statement on Form S-1
   Filed January 15, 2021
   File No. 333-252109

Dear Mr. Simanson:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed January 15, 2021

Summary Financial Data, page 26

1. For comparative purposes, please also re-include the balance sheet data for the audited period ended August 26, 2020. We note the currently presented September 30, 2020 balance sheet data is for the subsequent unaudited interim period.

Dilution, page 67

2. In the first sentence of the second paragraph, please clarify that your net tangible book value deficit was ($124,371), or approximately ($0.01) per share of common stock at September 30, 2020. Our computation of the net tangible book value is total assets less the intangible asset of deferred offering costs, and less total liabilities. Please revise all

related computations including the tabular calculation of pro forma net tangible book value per share after the offering shown on page 68. Further it appears the table on page 68 should reflect within the numerator section, net proceeds of $300,750,000 as shown in Use of Proceeds on page 62, rather than $300,000,000. Please revise or advise, as appropriate.

Capitalization, page 69

3.   Please include within the actual column, the amount borrowed under notes payable to related party at September 30, 2020, and revise the total capitalization amount accordingly. Reference is made to footnote (1) to the table for the loan from the Sponsor. Also, please revise the number of Class A common shares and also the related amount that are subject to redemption based upon our comment under Dilution. Further, it appears the as adjusted total stockholders' equity (deficit) balance as currently shown does not calculate as $5,000,002, but rather as $5,750,002. Please revise your computations as appropriate, as it appears that additional paid-in capital may be the primary source for the higher amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Controls and Procedures, page 73

4.   As you have chosen a December 31 fiscal year end, please clarify in the second sentence of the first paragraph that the applicable fiscal year is December 31, 2021, rather than September 30, 2022. Please also revise in the last paragraph on page 104 and elsewhere throughout the filing, as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverley Singleton at (202) 551-3328 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas Ellenoff